Corporate Headquarters
4053 Clough Woods Drive
Batavia, Ohio 45103
Ph:  +1 (513) 381-1480
Fax:  +1 (513) 381-2181
www.mcclabel.com
February 15, 2018

Via Edgar
Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:   Multi-Color Corporation
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 30, 2017
File No. 000-16148

Ladies and Gentlemen:
On behalf of Multi-Color Corporation (referred to herein as "we" or "our"), this letter responds to your letter, dated February 6, 2018 (the "Comment Letter"), regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"), filed on May 30, 2017. Each comment of the Staff of the Division of Corporation Finance (the "Staff") is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response is set forth in ordinary or italicized type, as the case may be, beneath the corresponding comment of the Staff appearing in bold type.
Form 10-K for Fiscal Year Ended March 31, 2017
Note- 7—Goodwill and Intangible Assets, page 48
1.
We note that during 2017 you reduced goodwill by $12.049 million for adjustments to prior year acquisitions. Please provide us more detail as to the nature and timing of each significant portion of this adjustment

Response:
The adjustments noted above relate to three business acquisitions that were made in the fiscal year 2016 for which valuation procedures were not completed until 2017.  It should be noted that two of those acquisitions (Cashin Print and System Label) were completed in the fourth quarter of 2016.  The third acquisition was completed in the second quarter of 2016.  That acquisition involved eight distinct production locations spread across five different countries.  As with all of our acquisitions, we began gathering and analyzing data necessary to complete an appropriate valuation of tangible and intangible assets shortly after these acquisitions were completed.  A summary of the nature and timing of the opening balance sheet related adjustments follows:

2017 10K Goodwill Adjustments
($000's)
		Super Label	Cashin Print	System Label	Total
Adjustments to:
	Goodwill	(4,741)	(4,850)	(2,457)	(12,049)
	PP&E	4,601	1,699	443	6,743
	Intangible assets	1,683	3,466	1,950	7,099
	Deferred Taxes	(1,654)	(623)	(296)	(2,573)
	other	111	308	360	780
Net Adjustments		-	-	-	-

Timing
	Acquisition date	Q2, FY16	Q4, FY16	Q4, FY16

	Final OBS date	Q2, FY17	Q3, FY17	Q4, FY17

As noted above, the adjustments to goodwill related primarily to the final valuations of Property, Plant and Equipment, Intangible Assets and Deferred Tax Liabilities, net.  All of these measurement period adjustments were recorded once the information required to finalize the valuations was obtained and analyzed, which was within one year of the transaction dates as specified by ASC 805 – Business Combinations.

Form 8-K furnished November 8, 2017
Note 5 – Unaudited Pro Forma Combined Statement of Operations Adjustments Related to the Acquisition for the Year Ended March 31, 2017, page 17
2.
We note from your disclosure in footnote 5(a) that you have allocated $390 million of the purchase price to customer relationships, and assigned a useful life of 19 years. Please explain to us how you estimated or determined the estimated useful life for this intangible asset. Also, generally, customer relationships may dissipate at a more rapid rate in the earlier periods following a company´s succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization, rather than the straight-line method for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles´ cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.

Response:
We performed, with the assistance of an internationally recognized valuation firm, a Preliminary Estimation of the Fair Value of Certain Assets of Constantia Flexibles GmbH (Labels Division.)  As part of that valuation exercise we calculated a 95% expected retention rate based on preliminary revenue-by-customer information provided by the Seller.  We also assumed a sales growth assumption of approximately 3% per annum after year 6 (3-5% per annum in years 1-5).  Based on these assumptions, it was determined that 90% of the asset's present value would be realized over a period of approximately 19 years.  Based on the customer retention rate and sales growth rates described above, net earnings and cash flows remain extremely consistent over the period of financial modelling.  Undiscounted cash flows in year 19 approximate 70% of those in year one.
We also note that the customer base is likely to remain at least partially intact for a period of greater than 70 years, thus our estimated life of 19 years represents a substantially truncated portion of the asset's total period of economic benefit.
Please note that we considered qualitative factors related to customer retention as well.  Over 34% of Constantia Labels' 2016 net sales were derived from customers with a history dating back over 20 years.  Over 44% of their sales were derived from customers with a tenure of 15 years or greater.  This history is consistent with our own experience with large customers with a global footprint.
Based on the above fact pattern, Management believes that 19-year life and utilization of the straight-line method of amortization is most reflective of the dissipation of the related asset in this circumstance.
We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please contact me at 513.345.5311.
Sincerely,
MULTI-COLOR CORPORATION

By: /s/ Sharon Birkett
Sharon Birkett
Chief Financial Officer

         cc:  F. Mark Reuter, Keating Muething & Klekamp PLL